Exhibit 22.01

The following subsidiaries of MercadoLibre, Inc. may be guarantors of debt securities issued by MercadoLibre, Inc.:

Name of the entity	State or other jurisdiction of incorporation or organization
MercadoLibre S.R.L.	Argentina
EBazar.com.br Ltda.	Brazil
Mercado Envios Serviços de Logística Ltda.	Brazil
Mercado Pago Instituição de Pagamento Ltda.(formerly known as “MercadoPago.com Representações Ltda.”)	Brazil
MercadoLibre Chile Ltda.	Chile
DeRemate.com de México, S. de R.L. de C.V.	Mexico
MP Agregador, S. de R.L. de C.V.	Mexico
MercadoLibre Colombia Ltda.	Colombia